Mail Stop 7010

      November 10, 2005

Mr. Yvon Pierre Cariou
Dynamic Materials Corporation
5405 Spine Road
Boulder, Colorado 80301

      Re:	Dynamic Materials Corporation
		Form 10-K for the year ended December 31, 2004
      File No. 1-14775

Dear Mr. Cariou:

      We have reviewed your response letter dated September 9,
2005
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page 35

1. We note that your reconciliation of cash flows from operating activities begins with income from continuing operations. Please note that paragraph 28 of SFAS 95 indicates that companies that use the indirect method of reporting operating cash flows should adjust net income to reconcile it to net cash flow from operating activities. Please confirm to us that you will revise your statements of cash flows accordingly in future periodic filings.

2. We note that you present one net number for cash flows used in discontinued operations at the bottom of your statement of cash flows. We do not object to your presentation of cash flows from discontinued operations separately from your presentation of cash flows from continuing operations. However, we do not believe that netting together cash flows from operating, investing, and financing activities is consistent with the basic principles of SFAS 95. Please quantify for us, and separately disclose in future periodic filings, the cash flows used in discontinued operations for each of operating activities, investing activities, and financing activities.

Note 8 - Discontinued Operations, page 53

3. We note your response to comment 1 from our letter dated July
27,
2005, and the additional information shared with us in a conference call on October 31, 2005. We appreciate the information you have been providing us, and we request your continued patience as we find out more about your transaction with Aerojet. We continue to be concerned that this transaction may not qualify for treatment as a discontinued operation, and therefore we have the following additional comments:

* We note that you believe that the guidance in EITF 03-13 is applicable to this transaction despite the fact that the only asset sold to Aerojet was the Spin Forge inventory. We continue to struggle with the fact that the remaining assets of your Spin Forge business, which includes the land and building under an operating sub-lease to Aerojet and the specialized manufacturing equipment under an operating lease to Aerojet, do not appear to have been disposed of or to qualify as held for sale as of December 31, 2004.
We are particularly concerned because our understanding from the information provided thus far is that the Spin Forge business uses specialized manufacturing equipment; therefore, the disposition of this specialized manufacturing equipment would appear to be a critical factor in any determination of whether this component of an entity had been "disposed of". Please provide us with a detailed analysis of why you believe it is appropriate to analyze this transaction under EITF 03-13. Your response should specifically address the fact that paragraph 18 of EITF 03-13 states that this consensus should be applied to a component of an enterprise that is either disposed of or classified as held for sale. Please provide two separate analyses, one assuming the treatment of your real estate lease with Spin Forge LLC is a capital lease, and the other assuming your real estate lease with Spin Forge LLC is an operating lease.

* Assuming the guidance in EITF 03-13 applies to this transaction, please provide us with a robust analysis of this transaction under EITF 03-13. Please provide two separate analyses, one assuming the treatment of your real estate lease with Spin Forge LLC is a capital lease, and the other assuming your real estate lease with Spin Forge
LLC is an operating lease. If you consider the significance of any cash flows, please provide us with your calculations. We note your response to this issue in your letter dated September 9, 2005; however, we are requesting a significantly more detailed analysis.

4. As requested during the conference call on October 31, 2005, please provide us with a copy of your analysis supporting the conclusion that your real estate lease with Spin Forge LLC should have been accounted for as a capital lease beginning in 2003.

FORM 8-K FILED NOVEMBER 8, 2005

Exhibit 99.1

5. We read that you recently reached an agreement to sell your purchase option on the Spin Forge property to the property owner for
$2.3 million, and you expect this transaction to result in a pre-tax gain of $2.2 million. We have the following comments:

* Please provide us with more information on why you decided to enter into this agreement. Specifically address why management believes that this agreement is a better decision for your company than exercising the purchase option on the land and then selling the land to a third party at fair market value. Also tell us how you and Spin
Forge LLC determined the $2.3 million purchase price that Spin
Forge
LLC will pay to reacquire this option from you. In this regard, we note that the $2.3 million price is significantly less than your bargain purchase option exercise price of $2.88 million.

* Please tell us, and quantify, if you paid any amounts to acquire your purchase option on the Spin Forge property beyond the $10,000 option fee mentioned in your March 18, 1998 Option Agreement with Spin Forge LLC.

* Please tell us how Spin Forge LLC will fund this option purchase (i.e. cash, note, or a combination of these).

* Please tell us how you calculated your estimated pre-tax gain and the accounting guidance that you relied upon.

* Please provide us with a copy of this agreement.


*	*	*


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.



      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Yvon Pierre Cariou
Dynamic Materials Corporation
November 10, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE